EXACTTARGET, INC.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

December 30, 2011

Via Edgar and Hand Delivery

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Response to SEC Staff Comments Regarding Registration Statement on Form S-1 of ExactTarget, Inc., File No. 333-178147, sent by a letter dated December 20, 2011

Dear Ms. Jacobs:

On behalf of ExactTarget, Inc. (the “Company,” “we,” “our” or “us”), this letter responds to your letter, dated December 20, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on November 23, 2011. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission. We have included with this letter a marked copy of Amendment No. 1 for your convenience.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

The Company acknowledges the Staff’s comment and will provide the price range and related information in a subsequent amendment to the Registration Statement when available.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

Inside Front Cover Graphics

2.	It does not appear appropriate to include an illustration of only your revenue growth in the cover page graphic. Financial information should be presented contextually in light of other relevant financial results. Please revise the bar graph to provide investors with a more complete picture of your results of operations during the time periods depicted or remove the graph from the cover page. Also, in regard to the gatefold graphic, textual information in graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language. Please revise. Refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02. Finally, please confirm that OneAmerica, Papa Johns and Ally have reviewed the statements attributed to them on the cover page and have consented to their use in the registration statement.

The Company has revised the bar graph in the inside cover page graphic to include other financial information as requested. The gatefold graphic has been revised to remove jargon and technical language as requested. The Company confirms that its clients quoted in the graphical material have reviewed their respective statements and consented to their use in the Registration Statement.

Prospectus Summary, page 1

3.	Please disclose prominently in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Also, consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

The list of selected risks associated with our business appearing in the prospectus summary on page 5 has been revised to add a reference to the risk that our directors, executive officers and principal stockholders will continue to have substantial control over our company after this offering. We do not believe it is necessary to disclose on the cover the percentage of voting power to be held by affiliates following the offering, particularly because ownership of our stock will be dispersed among several large stockholders and the public. After the number of shares to be offered has been determined, the risk factor entitled “Our directors, executive officers and principal stockholders will continue to have substantial control over our company after this offering and could delay or prevent a change in corporate control” will be updated to indicate the aggregate beneficial ownership of our common stock of our directors, executive officers and holders of more than 5% of our common stock. This information will also appear in the principal stockholders table on page 116.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

Our Business, page 1

4.	Please provide quantitative or qualitative support for your statement that you are a “leading global provider” of cross-channel, interactive marketing SaaS solutions.

The description of the Company as “a leading global provider of cross-channel, interactive marketing SaaS solutions” is substantiated by the fact that the Company’s recent revenue has been greater than many of its interactive marketing competitors. The Company’s revenue for the three and nine months ended September 30, 2011 was approximately $55.1 million and $148.0 million, respectively. By comparison:

•

Responsys, Inc., the Company’s most directly comparable publicly-traded competitor, reported in its quarterly report on Form 10-Q for the period ended September 30, 2011, revenue of $33.9 million for the three months ended September 30, 2011, and $97.7 million for the nine months ended September 30, 2011. Responsys described itself as “the leading provider of email and cross-channel marketing solutions” in that Form 10-Q filing, and described itself as “a leading provider” of such solutions in the prospectus for its initial public offering in April 2011.

•

Eloqua Limited, a competitor of the Company currently in registration with the SEC, reported in its most recent amendment to its registration statement on Form S-1, filed with the SEC on November 15, 2011, revenue of $18.3 million for the three months ended September 30, 2011, and $50.0 million for the nine months ended September 30, 2011. Eloqua describes itself as “a leading provider of on-demand Revenue Performance Management, or RPM, software solutions that are designed to enable businesses to accelerate revenue growth and improve revenue predictability by automating, monitoring and measuring their complex marketing and sales initiatives” in its registration statement.

Based on available information and the Company’s industry experience, the Company also believes that its revenue for the third quarter of 2011 was greater than many of its privately-held competitors, including Silverpop Systems, Inc., StrongMail Systems, Inc. and Buddy Media, Inc., as well as its competitors that are a part of a larger company, including Aprimo, Inc. (acquired by Teradata Corporation in 2011), e-Dialog, Inc. (a subsidiary of eBay, Inc.), Radian6 Technologies, Inc. (acquired by salesforce.com, Inc. in 2011) and Yesmail (a division of infoGROUP, Inc.).

Market Opportunity for Interactive Marketing, page 2

5.

With respect to third-party statements in the prospectus, such as the data attributed to Forrester Research, Gartner and the Direct Marketing Association, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite and, if so, file written consents from the authors of such reports in accordance with

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

Rule 436. In the prospectus, please disclose the dates of all the reports that you use or cite.

The Company has included with this letter marked copies of each of the third-party reports that are referenced in Amendment No. 1. The Company confirms that none of these reports were commissioned by the Company. Pages 2, 3, 73 and 75 have been revised to disclose the title and publication date of each report as requested.

Our Competitive Strengths

Market-leading size and scale of strong business momentum, page 3

6.	We note your statement in this section that you had $148.0 million in revenue for the nine months ended September 30, 2011. Please balance this statement by disclosing your net loss for the period.

The disclosure on pages 3 and 4 that references $148.0 million in revenue has been expanded to disclose the Company’s operating loss for the same period. Similar language has also been added to page 76. The Company believes that presenting its operating loss instead of net loss is more indicative of the Company’s financial results due to a $17.6 million income tax valuation allowance impacting tax expense during the period ended September 30, 2011.

Use of Proceeds, page 34

7.	Revise to disclose, to the extent known, the approximate dollar amount of net proceeds you expect to allocate to each of the general corporate purposes identified in this section and to working capital.

Page 34 has been revised to provide additional detail regarding the Company’s planned repayment of debt using a portion of the net proceeds of the offering. At this time, the Company does not have specific plans or proposals for the use of the remainder of the net proceeds of the offering beyond what we have disclosed in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months ended September 30, 2010 and 2011

Revenue, page 47

8.

You disclose in this section that the growth in your subscription revenue for the nine months ended September 30, 2011 was due to, among other factors, the increase in new clients and the larger base of renewal clients. However, you do not quantify the contribution of each of these factors. You should quantify and explain the source of each material change in your operating results. Refer to Item 303(a)(3)(iii) of

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

Regulation S-K and Section III.D of SEC Release No. 33-6835. Accordingly, revise to quantify the number of new customers acquired during the nine months ended September 30, 2011 and the increase in subscription revenue attributable to new clients and to renewals. For professional services revenue, quantify the increase in the number of clients utilizing your professional services as well as the revenue growth attributable to these new clients and to the growth in your international operations. Provide similar disclosure for the years ended December 31 2008, 2009 and 2010.

The Company has revised the discussions of the growth in subscription and professional services revenue on pages 47, 50 and 57 pursuant to the guidance set forth in Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. The Company does not believe that it can accurately quantify the increases in each of the identified drivers of growth in revenue without undue effort or expense; however, the Company has expanded the disclosure to provide additional detail where available.

Liquidity and Capital Resources, page 58

9.	We note your reference to certain covenants in your credit agreement. Please disclose whether you are currently in compliance with these covenants and the specific terms of each covenant. Your disclosures should also address the risks and potential consequences of not complying with your debt covenants. Refer to Sections I.D and IV.C of Release No. 33-8350.

Pages 58 and 59 have been revised to expand the discussion of the Company’s credit agreement and covenants as requested.

Contractual Obligations, page 62

10.	Please revise the table of contractual obligations to include a separate line item for interest payments on your term loan and revolving line of credit. As this table is aimed at increasing transparency of cash flow, we believe these payments should be reflected.

The contractual obligations table on page 62 has been revised to separate the Notes Payable line item into separate line items for principal and interest payments as requested.

Critical Accounting Policies

Stock-Based Compensation, page 65

11.

We note that you estimate expected volatility for stock-based payment awards based on the historical volatility of a peer group of publicly-held companies. We further note your disclosure on page 67 that your use of the market approach in estimating aggregate enterprise value at each valuation date considered market multiples of

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

publicly-traded firms in similar lines of business. Please address the following with respect to the set of publicly-traded companies used in your various analyses:

•	Confirm that the same set of publicly-traded companies is used in all of your various valuation estimates and update your disclosure accordingly.
•	Revise to disclose any limitations or uncertainties regarding comparability.

The Company confirms that, as of September 30, 2011, the identical set of publicly-traded peer group companies was utilized in its market approach as was utilized in determining the volatility assumption in its Black-Scholes option-pricing model. In prior periods, the peer group companies are substantially consistent, and in all periods presented, the methodologies utilized are consistent and the calculated values included in the disclosure are the Company’s best estimate of fair value. The Company has updated its disclosure on pages 67 and 68 as requested, and also disclosed the assumptions used in the valuations as described below in response to comment 12.

12.	We note that you have not quantified certain assumptions used in your valuations. Please revise your disclosures to include quantitative information for each significant assumption used at each valuation date. This includes, but is not limited to, discount rates, market multiples, non-marketability discounts, and any other assumptions management believes are material. Please ensure that your disclosures also include a description of the basis for these determinations.

The disclosure on pages 68, 69 and 70 has been revised to include additional assumptions used in our valuations as requested. The disclosure on page 68 describes the basis for our significant assumptions.

13.	When determined, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.

No estimated price range has yet been communicated to the Company. The Company will inform the SEC of the proposed initial public offering price in a future communication.

14.	For any stock-based payment awards granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Page 70 has been revised to include disclosure regarding additional awards granted subsequent to September 30, 2011. The Company will include additional disclosure describing any subsequent awards in future pre-effective amendments to the Registration Statement.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

Business, page 72

15.	You disclose on page 57 that a higher percentage of your clients enter into new subscription agreements and renewals in the fourth quarter. You also disclose on page 43 that your sales and marketing expenditures have historically been highest in the last two quarters of each year. Please tell us if you considered including disclosure responsive to Item 101(c)(1)(v) of Regulation S-K in this section.

The Company considered the requirements of Item 101(c)(1)(v) of Regulation S-K and does not consider its business to be seasonal within the meaning of such provision. The Company notes that it recognizes revenue ratably over the term of each subscription and, as a result, the effect on the Company’s operating results of subscription agreements entered into in the fourth quarter is reflected over the following full-year (or longer) period. Because the Company has the ability to influence the timing of sales and marketing activity, compensation and training programs, and the release of new products, the Company does not consider its operating expenses to be subject to seasonality.

16.	Please tell us and disclose the criteria you used in selecting the customers you identified by name in this section and in the summary. For example, tell us and disclose whether there is a minimum dollar value of sales you made to the companies you list. Also, confirm that the customers listed are current customers.

The Company confirms that all clients listed in the Registration Statement are current clients of the Company. The Company endeavored to select clients representative of the numerous industries and geographies it serves. No minimum sales level was used as a threshold for selection.

Intellectual Property, page 87

17.	We note the discussion in this section of your license agreement with Subscribermail, LLC and Hula Holdings, LLC. Please provide us with your analysis as to whether you are required to file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company considers its license agreement with Subscribermail, LLC and Hula Holdings, LLC to be a material contract as defined in Item 601(b)(10) of Regulation S-K. The license agreement is listed as Exhibit 10.7 to the Registration Statement and has been filed in redacted form with Amendment No. 1. A confidential treatment request with respect to the license agreement has also been submitted to the Staff today.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

Executive Compensation

18.	Please update your disclosure throughout this section to reflect your executive compensation for the fiscal year ended December 31, 2011. We may have comments after reviewing the new disclosure.

The Company acknowledges the Staff’s comment and will update the executive compensation disclosure for the fiscal year ended December 31, 2011 in a subsequent amendment to the Registration Statement when such information is available.

Certain Relationships and Related Transactions, page 111

19.	You disclose in Note 10 to the financial statements that one of your directors is President and Chief Executive Officer of CareerBuilder, LLC, which is one of your clients. Please provide all information called for by Item 404(a) of Regulation S-K with respect to this related person transaction, or advise why you believe such disclosure is not required.

ASC 850 calls for disclosure of related party transactions that are material. By contrast, Item 404(a) of Regulation S-K focuses on whether a related person has a material interest in a transaction and requires disclosure of transactions exceeding $120,000 in which a related person has a direct or indirect material interest. Accordingly, the requirements of ASC 850 and Item 404(a) of Regulation S-K are distinct, and the Company analyzed and responded to them differently in the Registration Statement.

In accordance with ASC 850, the Company provided disclosure in Note 10 to the financial statements about payments between the Company and CareerBuilder, LLC, where Mr. Ferguson is President and Chief Executive Officer. The Company concluded that this disclosure was appropriate based primarily on the fact that CareerBuilder, LLC has been a client of the Company for several years. As a director of the Company, and as President and Chief Executive Officer of CareerBuilder, LLC, Mr. Ferguson “can significantly influence the management or operating policies of the transacting parties,” as set forth in ASC 850, even though the Company believes that Mr. Ferguson does not, in fact, exercise influence over the business relationships between the Company and CareerBuilder, LLC.

With respect to Item 404(a), the Company does not believe that disclosure is required because it does not believe that Mr. Ferguson, due to his position as President and Chief Executive Officer of CareerBuilder, LLC or his position as a director of the Company, has a material interest in the business between the Company and CareerBuilder, LLC. In reaching its conclusion, the Company considered the relevant facts and circumstances, including the factors that the SEC articulated in its 2006 release adopting amendments to Item 404 (Release No. 33-8732A; 34-54302A). In that release, the SEC affirmed that “[t]he materiality of any interest will continue to be determined on the basis of the significance of the information to investors in light of all the circumstances” and that factors to consider in assessing materiality include: (1) the relationship

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

of the related person to the transaction; (2) the importance of the interest to the related person; and (3) the amount involved in the transaction.

In this case, the Company made payments to CareerBuilder, LLC in 2010 and 2011 that were well below the $120,000 disclosure threshold in Item 404(a). As noted above, CareerBuilder, LLC also has been a client of the Company for several years and, as disclosed under the heading “Director Independence” on page 93, has made payments to the Company for services that the Company provided to CareerBuilder, LLC in the ordinary course; the amounts involved are not significant to the Company or CareerBuilder, LLC. Mr. Ferguson does not have any financial or other interest in the Company’s relationship with CareerBuilder, LLC and does not personally benefit from this relationship. Based on the Company’s consideration of these factors, it concluded that Mr. Ferguson does not have a material indirect interest in the business between the Company and CareerBuilder, LLC.

Principal Stockholders, page 116

20.	Footnotes one, two, three, four, nine and ten contain disclaimers of beneficial ownership except to the extent of pecuniary interest. Beneficial ownership is not determined on the basis of pecuniary interest. See Rule 13d-3(a). To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

The footnotes to the principal stockholders table appearing on pages 117 and 118 have been revised to remove all disclaimers of beneficial ownership.

Financial Statements

Consolidated Balance Sheets, page F-3

21.	Please tell us how you considered disclosing on the face of the balance sheet the liquidation preference in the aggregate for each series of preferred stock. Refer to ASC 505-10-50-4.

We have considered ASC 505-10-50-4 with respect to the preference in the aggregate for each series of preferred stock in the event of involuntary liquidation. If the liquidation is considerably in excess of the par or stated value, then we would disclose the preference in the equity section of our balance sheet in the aggregate. We do not believe this to be the case as liquidation is at par value for each class of convertible preferred shares. We have disclosed the liquidation preference in the footnotes to our financial statements.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

22.	Please revise to present a pro forma balance sheet as of September 30, 2011 adjacent to the historical balance sheet which is reflective of the automatic conversion of the various series of preferred stock into common stock in conjunction with the offering. This pro forma balance sheet should exclude the effects of the offering proceeds. Additionally, pro forma earnings per share for the latest fiscal year and interim period should be presented giving effect to the conversion of the preferred shares.

Pages F-3 and F-4 have been revised to add the pro forma information requested.

Consolidated Statements of Operations, page F-4

23.	We note that your use of net proceeds from this offering may include repayment of your term loan and revolving line of credit. Please tell us how you considered including pro forma loss per share information for the latest fiscal year and interim period to address the effect of the proceeds intended to be used for debt repayment. In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay the term loan and revolving line of credit. Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in computing pro forma loss per share. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

In order to address the debt repayment in the pro forma loss per share information, including the effects of the number of shares issued in this offering whose proceeds will be used to repay the debt, the number of shares to be offered and the pricing information per share is required. The Company will update the disclosure to include the requested discussion in a subsequent amendment to the Registration Statement when this information is available.

Note (6) Redeemable Convertible Preferred Stock, page F-27

24.	Please revise your disclosures to address all rights and privileges related to the Series E, F and G preferred stock. This includes, but is not limited to, dividend and liquidation preferences and conversion ratios. To the extent this applies to your Series A, B and D preferred stock, please revise your disclosures accordingly. Refer to ASC 505-10-50-3.

Notes (6) and (7) to the Company’s Consolidated Financial Statements on pages F-27, F-28, F-29 and F-30 have been revised to expand the discussion of the rights and privileges of the Company’s preferred stock.

25.

We note your disclosures here and in footnote 11(b) regarding the Series G preferred stock. Please clarify for us whether, upon a qualified public offering, the Series G preferred stock will automatically convert to common stock and the Series G preferred stock holders will receive an amount equal to the greater of $15.40 per

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

share plus any declared but unpaid dividends or the amount that the holder of Series G preferred stock would have received if they had converted to common stock immediately prior to the event giving rise to the liquidation preference.

Upon a qualified public offering, which for the Series G preferred stock is the Company’s initial public offering with at least $75 million aggregate proceeds to the Company (net of underwriting discounts and commissions) and a per share price to the public of not less than $20.54, the Series G preferred stock will automatically convert to common stock. However, upon such conversion, the Series G preferred stockholders will not also be entitled to receive an amount equal to the greater of $15.40 per share plus any declared but unpaid dividends or the amount that the holder of Series G preferred stock would have received if they had converted to common stock immediately prior to the event giving rise to the liquidation preference. To clarify this, the Company has revised footnote 11(b) on page F-35 by deleting the phrase “qualified public offering.”

Ms. Barbara C. Jacobs

Securities and Exchange Commission

December 30, 2011

Amendment No. 1 to the Registration Statement was filed by the Company today in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (317) 423-3928 or Anne Benedict of Gibson, Dunn & Crutcher LLP at (202) 955-8654.

Sincerely,

/s/ Scott D. Dorsey

Scott D. Dorsey

cc:	Anne Benedict, Gibson, Dunn & Crutcher LLP
Steven K. Humke, Ice Miller LLP
J. Robert Suffoletta, Jr., Wilson Sonsini Goodrich & Rosati, P.C.
Patrick Gilmore, Securities and Exchange Commission
Jennifer Fugario, Securities and Exchange Commission
Matthew Crispino, Securities and Exchange Commission